UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRACK GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

81373R109
(CUSIP Number)

Mr. Bernd Schmitz
Safety Invest S.A.
283, Route d’Arlon
8011 Strassen, Luxembourg
+352 26 71 33 20
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	Page 2 of 6

1	NAMES OF REPORTING PERSON: Safety Invest S.A. acting in the name and on behalf of its compartment “Secure I” [1] I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ◻ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,740,697
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,740,697
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,740,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.3% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

_____________________

1
A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment.

2
Calculated based on the 11,401,650 Common Shares stated to be outstanding as of January 24, 2019 by the Issuer in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on January 28, 2019.

CUSIP No. 81373R109	Page 3 of 6

This amendment to Schedule 13D (the “Amendment”) is filed as the first amendment to the Statement on Schedule 13D, dated February 5, 2014 (the “Schedule 13D”), filed on behalf of Safety Invest S.A. relating to the Common Stock of Track Group, Inc., a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

Item 1. Security and Issuer.

This Amendment relates to shares of the Common Stock, $0.0001 par value per share (the “Shares”), of Track Group, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 200 E. 5th Avenue, Suite 100, Naperville, Illinois, 60563.

Item 2. Identity and Background.

(a)–(c)
This statement is being filed by Safety Invest S.A. (“Safety”) acting in the name and on behalf of its compartment “Secure I” (the “Reporting Person”). The Reporting Person is a compartment of Safety, a company established under the Luxembourg Securitization Law and incorporated as a “société anonyme” under the laws of the Grand Duchy of Luxembourg whose principal business is to enter into one or more securitization transactions. A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment. The Reporting Person’s principal business address is 283, Route d'Arolon, 8011 Strassen, Luxembourg.

The owner of Safety is the SECULUX Trust, an Irish charitable trust for which Constitutional Trustees Limited (“Constitutional”) acts as trustee. The total share capital of Safety is held by Constitutional for the SECULUX Trust. The SECULUX Trust is a charitable trust with no named beneficiaries where any dividend or other distribution received by Constitutional will be distributed in its entirety to charity. Constitutional is a company limited by shares incorporated under the laws of Ireland whose principal business is the provision of share trustee and related services. Constitutional’s principal business address is 22, Clanwilliam Square, Dublin 2, Ireland. Constitutional is owned by Mr. Rory Williams, the sole shareholder of Constitutional. The business address, present principal occupation or employment and citizenship of Mr. Rory Williams is set forth in Schedule A attached hereto and incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Safety and Constitutional are set forth in Schedule A attached hereto and incorporated by reference.

Constitutional does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares; or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

CUSIP No. 81373R109	Page 4 of 6

(d)
During the last five years, none of the Reporting Person, Safety nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)
During the last five years, none of the Reporting Person, Safety nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has not purchased any additional Common Shares since filing the Schedule 13D. Rather, the Reporting Person sold an aggregate of 150,000 Shares, for which the Reporting Person received aggregate consideration in the amount of EUR 172,500.

Item 4. Purpose of Transaction.

As reported in the Schedule 13D, the Reporting Person acquired the Shares for the purpose of carrying out a securitization transaction where the Reporting Person issued Notes that entitle investors to receive all profits generated from the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of related costs of the Reporting Person.

Under the terms and conditions of the Notes, holders of the Notes will not receive Shares as payment in kind, in whole or in part, in connection with any redemption or other repayment of the Notes, or in exchange for any interest in the Notes. It is further intended that the holders of the Notes will not be entitled to exercise the voting rights attached to the Shares or to direct the Reporting Person how to exercise the voting rights.

The Reporting Person also does not envisage exercising any voting rights or delegating the exercise of the voting rights attached to the Shares to the holders of the Notes.

The Reporting Person sold the 150,000 Shares in order to fund the Safety investment vehicle.

The Reporting Person has no intention to but reserves the right to purchase or sell additional Shares of the Issuer from time to time. In particular upon maturity of the Notes, the Reporting Person reserves the right to divest the Shares.

Except as set forth above, the Reporting Person does not have any plans or proposals that would relate to or would result in one or more of the actions described in subsections (b) through (j) of Item 4 of Schedule 13D.

CUSIP No. 81373R109	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person beneficially owns, in the aggregate, 1,740,697 Shares, representing approximately 15.3% of the Issuer’s outstanding Shares (based on the 11,401,650 Shares stated to be outstanding as of January 24, 2019 by the Issuer in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on January 28, 2019). To the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(b)
The Reporting Person has sole voting power and sole dispositive power with regard to 1,740,697 Shares.

Constitutional does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares; or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(c)
Except as set forth in Item 3 above, none of the Reporting Person, Safety or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Shares during the past 60 days.

(d)
As described in Item 4 above, holders of the Notes will be entitled to receive all profits generated from the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of the related costs of the Reporting Person. As of the date of this statement, the Reporting Person is aware that Shard Capital Partners LLP, a broker acting on behalf of its clients, has purchased all of the Notes, representing 19.3% of the Shares. The Reporting Person is not aware of the ultimate beneficial owner or owners of the Notes purchased by Shard Capital Partners LLP.

(e)
N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Reporting Person is a party to the securities purchase agreement described in Item 3 above.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement by and between the Reporting Person and Shared Capital Partners LLP dated February 5, 2014 (incorporated by reference to Exhibit 99.1 of the Schedule 13D)

99.2	Terms and conditions of the Notes (incorporated by reference to Exhibit 99.1 of the Schedule 13D)

CUSIP No. 81373R109	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 20, 2019	By:	/s/ Bernd Schmidtz
Name: Bernd Schmidtz
Title: Director

SCHEDULE A

Executive Officers and Directors of Safety Invest S.A.

The names and titles of the executive officers and directors of Safety Invest S.A., their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Safety Invest S.A. at 283, Route d'Arolon, 8011 Strassen, Luxembourg.

Name	Title	Principal Occupation	Citizenship

Bernd Schmitz	Director	Banker	German

Executive Officers and Directors of Constitutional Trustees Limited

The names and titles of the executive officers and directors of Constitutional Trustees Limited, their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Constitutional Trustees Limited at 22 Clanwillliam Square, Dublin 2, Ireland.

Name	Title	Principal Occupation	Citizenship

Rory Williams	Director	Chartered Accountant at Williams Merrigan Limited, a firm of Chartered Accountants whose principal business address is 22 Clanwilliam Square, Grand Canal Quay, Dublin 2	Ireland